Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Viridian Therapeutics, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-237413 and 333-251367) on Form S-3 and (Nos. 333-237165 and 333-250906) on Form S-8 of Viridian Therapeutics, Inc. of our report dated March 26, 2021, with respect to the consolidated balance sheets of Viridian Therapeutics, Inc, as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 10‑K of Viridian Therapeutics, Inc.

Our report refers to a change in the Company’s method of accounting for leases as of January 1, 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842).

/s/ KPMG LLP

Boulder, Colorado
March 26, 2021